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                                                    Filed by Deutsche Telekom AG
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Company: Voicestream Wireless Corporation
                                              Exchange Act File Number 000 29667



 THE FOLLOWING MATERIALS WERE PLACED ON DEUTSCHE TELEKOM AG'S WEBSITE BEGINNING
                                ON AUGUST 3, 2000
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- The spoken word shall prevail -

DR. RON SOMMER
CHAIRMAN OF THE BOARD OF MANAGEMENT AT DEUTSCHE TELEKOM AG

AT THE VOICESTREAM PRESS CONFERENCE
IN HANOVER ON 24 JULY 2000



Ladies and Gentlemen,

Welcome to this press conference, which we have arranged at short notice on account of the current situation. We would like to give you background information about our agreed partnership with the U.S. mobile communications provider VoiceStream.

VoiceStream is, in fact, one of the companies which has been reported as the object of interest for various prospective buyers over the past days and weeks - among them Deutsche Telekom. You are, no doubt, aware that we are not allowed to comment on such rumors until negotiations have been finalized.

It is also a fact that the rumors featured names of other companies in which we were said to be interested. These included some which are more widely known here in Europe. But what use are attractive names to us if the company involved did not harmonize optimally with us?

So why VoiceStream? Because VoiceStream is the U.S. company that is best suited to Deutsche Telekom - actually in an ideal way - and that will integrate seamlessly into our 4-pillar growth strategy.

I would like to name these four pillars once again. They are:

- Mobile communications
- Online services
- Data communications and system solutions business
- and network access.


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Our objective is to globalize all four pillars. VoiceStream will bring us a good step further towards achieving this goal.

Allow me first to give you a brief profile of VoiceStream.

VoiceStream was founded in 1994, and has since advanced to become the only U.S. mobile communications provider with a national GSM network. This year, two other mobile communications providers were integrated into the company - Aerial and Omnipoint. This added vital regions to the licensing area - especially in the conurbation of New York and the New England states, in Florida, Texas and other regions.

VoiceStream's licenses enable the company to operate in 23 of the 25 largest regional U.S. markets. This spells access to 220 million potential customers in the U.S. Due to the specific situation on the U.S. market, access to these customers is the key factor. I will return to this point later.

The current network coverage enables access to some 100 million potential customers. By the end of 2001, this figure is to be increased to 120 million customers.

Customer figures at VoiceStream are scheduled to rise from the current 2.3 million to 4 million by the end of the year. Customer growth so far in the year 2000 shows that this is a realistic target.

In 1999, VoiceStream generated sales of roughly one billion Mark. In the year 1998, it had already achieved a positive cash flow before marketing costs. Despite this strong growth and entry into new markets, VoiceStream forecasts a positive EBITDA - earnings before interest, tax, depreciation and amortization - by the end of next year.

Ladies and Gentlemen,


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Following this brief overview of the company, let us now return to the issue of why VoiceStream is the ideal partner for us in the U.S. There are five good, major reasons for this.

First: the right market,
Second: the right company,
Third: the right growth prospects,
Fourth: the right management,
and fifth: the right price.

We would like to explain these five good reasons now in greater detail. I will therefore hand over to Mr. Ricke, who will elaborate on the fascinating prospects offered by the U.S. market and on VoiceStream itself.


(PART RICKE) [TEXT FOLLOWS]


Thank you very much, Mr. Ricke.
Ladies and Gentlemen,

In conjunction with our 4-pillar growth strategy that I mentioned at the start, I have always emphasized that our objective is for Deutsche Telekom to become a global player in all four segments. In the case of mobile communications, the partnership with VoiceStream already makes this a success.

We will continue with aggressive consolidation of this position. And this brings me to the third reason in favor of our partnership with VoiceStream, namely the fascinating growth prospects resulting from the fact that we have entered the right market with the right partner at the right moment.

I would not say that these prospects are exclusively the result of the need to catch up in mobile voice communications, as mentioned before. The next major growth phase will, as you already know, result from the quantum leap in transmission bandwidths for mobile communications and from the


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convergence of technologies - above all from the convergence of mobile and online communications.

The mobile Internet is set to generate a huge new growth market. Via the W@P standard, we already offer numerous mobile Internet applications.

The full-coverage GPRS network that we are currently putting into operation - and VoiceStream will follow us suit, also in the course of this year - will make mobile data communications via ISDN possible. GPRS enables us to take a major step in the direction of m-commerce. GPRS will generate strong growth in completely new content offers and in various new system solutions for business customers.

The applications that have been developed and implemented for GPRS will also be operable in the long term under the 3 G mobile communications standard UMTS, which will be available 2 to 3 years from now. We will advance this new technology at lightning speed to make it a mass market and thereby a real accelerator for the new mega-market of m-commerce. In doing so, we will be offering pan-European as well as transatlantic solutions. Mobile global business will thus become practicable and, very soon, practiced reality.

Of course, we currently assume that the topic of m-commerce will be pushed primarily in Europe, simply because the uniform GSM transmission standard already provides the ideal network platform for it.

In Europe, mobile Internet services and attractive m-commerce applications will be introduced far earlier to the mass market than is currently scheduled for the U.S. And this offers us and VoiceStream attractive opportunities. The Deutsche Telekom Group will offer its mobile communications customers mobile Internet applications at broadband level that can be used in the transatlantic arena.

These services, which can be used almost all around the globe, will give VoiceStream major competitive edge in the U.S. market. The same applies to our European mobile communications subsidiaries. And with broadband applications, we can say: The greater the reach, the more potential customers we can address, the broader the area in which we can market


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our know-how, the more cost-effective licensing and development will become. And the more we will benefit from experience and synergies.

I have already emphasized the fact that the partnership with VoiceStream will not only take us a step forwards in our first growth segment - mobile communications. In the area of the mobile Internet, T-Mobile and T-Online are, as you know, cooperating extremely closely, as is shown by their joint subsidiary T-Motion, which was founded with the aim of speedily opening up the m-commerce market.

T-Motion will operate a European Internet portal, which will provide a unique products and services portfolio in the areas of financial transactions, security services, shopping, entertainment and information. One special focus will be on a concept for what we call "location-based services" - meaning information that is tailored to a cellphone user's current location.

I do not actually see any reason why we should not also take these innovative offers to the U.S. market. After all, it is in the U.S. that we can tap vast additional growth potential. Not only on account of the geographical size of the market but, above all, on account of the enthusiasm of U.S. consumers for innovation. The U.S. was the first country and faster than any other country in the world to become an Internet nation. I am convinced that, following the broad acceptance of the fixed-network Internet, the market is calling out for fantastic opportunities like those offered by the mobile Internet.


Ladies and Gentlemen,
Allow me to draw a first conclusion at this point. I imagine that, thus far, I have succeeded in showing you that the partnership with VoiceStream means a whole lot more than just buying up around 2.3 million extra mobile communications customers. We have been successful in achieving something that is not so easy, namely entry into the strategically important U.S. market. And, since we have found the ideal partner for our company, we have opened up numerous new opportunities for realizing major growth in the very near future.

It is clear to everyone that Deutsche Telekom will actually exploit these opportunities as, time and time again, it has proved its ability to generate rapid market success from innovations. I refer here to the success stories of T-Mobile and T-Online and to our success in the IP data business, where


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we have now advanced to become second largest systems house in Europe.

VoiceStream boasts a similar success story. The company has progressed in the last six years from practically zero to become a highly competitive provider in the U.S. mobile communications market - getting several established companies really hot under the collar in the process.

The success story of VoiceStream stands, above all, for the achievements of its experienced and dedicated management team. This management fully supports integration into the Deutsche Telekom Group and will, in the future, be responsible for Deutsche Telekom's mobile communications activities in the U.S. market. I am convinced that, continuing its successes to date, this management will succeed in implementing the growth potential I have described to the benefit of the Deutsche Telekom Group.

Of course, VoiceStream's successful advance must also be attributed to the huge commitment of its 8,000-strong workforce. I am happy to welcome this strong team at Team Telekom and am sure that, together, we will do a really good job.

And now for the last of the reasons I mentioned at the start that are in favor of the VoiceStream partnership - the price.

The transaction will take place largely through an exchange of shares. VoiceStream shareholders will receive 3.2 T-Shares plus 30 dollars in cash for each VoiceStream share. In addition, Deutsche Telekom will issue around 829 million T-Shares from the capital authorized at its last shareholders' meeting. Deutsche Telekom will also assume responsibility for $ 5.0 billion of debt from VoiceStream.

In view of this, we cannot claim that the price for this transaction is a particularly low one. However, I can assure you that you cannot invest in any company on the U.S. telecommunications market for bargain prices. Our experiences over the last few weeks and months confirm this - and this


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is something that will not change in the slightest in the future - on the contrary: I anticipate that the prices for potential investments will show a definite upward trend. Remember, we were also criticized for the pound sterling
6.7 billion transaction price for One 2 One in Great Britain.

The question which does arise - one that we checked out very carefully on behalf of our shareholders - is the following: Is this a suitable, fair price? And after close scrutiny, we are in a position to answer this question with a firm 'Yes'.

As I have already emphasized, we are acquiring considerably more than simply an additional base of new customers. We are investing in an appreciable growth potential, which can be implemented relatively quickly. Thanks to our compatible network platforms, our investment will enable us to exploit major synergy potential and, at the same time, to avoid the major follow-up investments that would be necessary in the case of a company not compatible with our network platform. And we are investing in procuring a market position which will give us a major edge on our competitors: global market leadership in GSM mobile communications, one of the central, most lucrative submarkets in our sector of industry.

The suitability of this purchase price becomes apparent if we compare it with similar transactions in the past. Measured against the reach - that is access to customers in the licensing area, which is, as I have already emphasized, the relevant criterion for a transaction in the U.S. market, we are by no means among the leaders in terms of acquisition costs.

Vodafone paid almost 340 dollars per reachable customer in the USA for the U.S. mobile communications provider Airtouch. By comparison, in the case of the VoiceStream acquisition, this figure amounts to some 265 dollars.

If we apply this to the European market, the geographical situation and far greater market saturation produce absolutely astronomical figures. According to this calculation, Vodafone paid around 950 dollars per reachable customer when it took over Mannesmann, and France Telecom paid around 675 dollars per reachable customer for Orange.


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I am willing to admit that this comparison with Mannesmann and Orange is not accurate as it transfers the U.S. evaluation criterion to the European market. However, I simply used this example to make it clear once again that the different evaluation measures cannot automatically be applied to other markets. The U.S. measure is just as wide of the target for the European market as, vice versa, the European measure is for the U.S. market.


Ladies and Gentlemen,

Planning, currently at an extremely early stage, foresees that the transaction will be complete during the first half of 2001. The contractual agreements will include a so-called 'lock-up agreement' with the majority of the core shareholders, involving holding periods for the new T-Shares, which are to be issued as part of the transaction. According to the current draft schedule, these holding periods will expire after January 1, 2001 at the earliest, possibly even towards the end of 2001.

In this context, I would like to refer to another point. Over 50 percent of VoiceStream's stock capital is held by a number of large-scale investors, who expressly declared their support for and approval of the planned transaction.

The prompt penetration of new markets and growth potentials such as mobile data, mobile Internet or m-commerce cannot be overestimated. Within the Deutsche Telekom group of companies, VoiceStream has new chances of gaining an excellent competitive position in these growth areas in the U.S. market, and even to position itself at the head of this development, thereby generating a crucial competitive edge.


Together with Deutsche Telekom, VoiceStream can offer U.S. customers a far wider, more attractive range of services than would have been the case in the foreseeable future on its own. I am convinced that U.S. consumers who are open towards innovation will jump at this chance. Especially since this is a market with the appropriate buying power.


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All in all, this is a transaction that convinces through its industry logic.
Both partners stand to gain more from this acquisition than simply the sum of their assets. This is a deal that clearly functions according to a success formula. And this is: one plus one equals three.

For us, the partnership with VoiceStream is a major step forwards in the world's largest telecommunications market. Our commitment is also for the good and to the benefit of companies and consumers in the U.S. This benefit will consist, as we have shown, of the speedy provision of innovative products and services, and of products and services that are not yet available. Our investment in VoiceStream will also benefit the U.S. as a center of the telecommunications industry.

As you know, Deutsche Telekom is a privatized, private sector enterprise traded on the stock market, which has proved its competitiveness in the most fiercely contested telecommunications market in the world.

Furthermore, as a result of its privatization policy to date and following the exchange of shares under the terms of the VoiceStream transaction, the Federal Government's stake in Deutsche Telekom will fall to 45.7 percent. Nor does the German state hold a "golden share" - as is the case in Italy or Spain - which it could use to influence company decision-making.

Furthermore, Deutsche Telekom has not been under totally German ownership for a long time now, as a glance at the shareholder structure shows. In all three stock flotations, considerable tranches went abroad, above all to the U.S. Some 22 percent of our share capital is currently held by investors outside Germany. In the wake of the exchange of shares with VoiceStream shareholders, this percentage will increase considerably.

U.S. businesses not only hold stakes in Deutsche Telekom's German competitors, but also in Deutsche Telekom itself. We ourselves, for example, took U.S. investor Callahan on board when it came to selling part of our broadband cable network.

In this way, Deutsche Telekom is gradually developing into a global player with strong partners.

Thank you for your attention.


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                                     * * * *

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's and Voicestream's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The proxy statement /prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom AG and Voicestream Wireless Corporation Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Deutsche Telekom AG and Voicestream Wireless Corporation at the Commission's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom AG, Attention:
Petra Michalscheck, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany, and/or Voicestream Wireless Corporation by contacting Voicestream Wireless Corporation,
Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellvue WA 98006.

Voicestream Wireless Corporation, its directors, executive officers and certain other members of Voicestream management and employees may be soliciting proxies from Voicestream shareholders in favor of the merger.


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Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange
Commission.


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- THE SPOKEN WORD SHALL PREVAIL -

KAI-UWE RICKE
CEO OF T-MOBILE INTERNATIONAL

PRESS CONFERENCE, 24 JULY 2000



Ladies and Gentlemen,


The partnership with VoiceStream is a huge step forwards for T-Mobile and the entire Deutsche Telekom Group. And, by the way, none of the other European providers that evolved from the formerly state-owned telephone companies has managed such a move on the very attractive US market.


The US market is the world's largest telecommunications market and, in mobile communications, roughly as big as the four largest European economies put together.

With our partner VoiceStream, the Deutsche Telekom Group has chosen to enter the most interesting market segment. Not only because mobile communications as such is a lucrative business, but because there is enormous potential for growth on the US cellular market that still has a lot of catching up to do.

When it comes to the development of the mobile telephony market, Europe is at least two years ahead of the USA. And, in view of the quick pace of technological development, that's a considerable head start.

The main reason is that Europe agreed on one uniform standard for digital mobile communications back in the late 80s and that was GSM. In the USA, however, there are two other standards apart from GSM.
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But meanwhile GSM has become established as the definitive standard worldwide.
It is now used in 130 countries by around 331 million of the world's 495 million mobile communications customers. The remainder use a variety of standards. So you can see that GSM is by far the global leader.

This leading role has a very clear advantage for the customer - it provides the basis for roaming, i.e. for the almost boundless mobile telecommunications that we now take completely for granted. But the cellular customers in the USA are a long way off that goal. There, mobile communications not only comes to a stop at the national borders but often even at regional borders.

A further benefit of a common standard that covers so many countries and users is that innovative services and features can be marketed and established much more quickly. This will also apply, to a particularly high degree, to the next generation of digital mobile communications.

Of course, in the USA they realize that maximum network coverage is crucial in securing a huge boost to growth in the mobile communications sector. The Americans know what potential lies behind a company that has a high level of network coverage - particularly in view of broadband mobile services. This and the enormous development potential of the US market are the reasons why size, market position and significance of mobile providers in the USA are measured using different criteria than in Europe.

Improved network coverage on the part of the individual providers is thus an important prerequisite and one which will also boost growth in the USA. Other positive factors are the favorable regulation conditions and the fact that fixed-network services are increasingly being replaced by mobile communications.

In Europe, we use the number of customers who subscribe to a mobile service as a yardstick; for us, this the real market share. But the Americans take a different approach. This is largely because many mobile customers can often not make calls beyond the network boundaries of their provider. When making a call, for example, from the east to the west coast, they have to resort to the fixed network because their mobile telephony provider is not represented in the target region.


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So the criterion for assessing mobile communications companies in the US is, as
Dr. Sommer mentioned earlier, the range, that is, the number of customers that can receive calls in the licensed area.

VoiceStream's licensed area covers 80% of the US market. In view of the catch-up needs, this level offers tremendous growth prospects for the company.

According to studies, by the end of 2003, the US mobile telephony market will grow by the same amount of new customers as on the markets in Germany, France, Italy and Great Britain rolled into one.

Assuming a penetration rate of 90 percent, the number of mobile customers in the USA will increase by more than 150 million. The market in Germany is expected to grow by 47 million, in France by just under 30 million and in Great Britain by 26 million and in Italy by 19 million new customers.

So we are entering the right market at the right time - as mentioned just before, to judge by general opinion, the start of a huge upturn in growth, from which we hope to profit.

Yet another feature distinguishes the mobile telephony markets in the US and Europe. Whereas there are a good 10 to 15 major providers in Europe, there are just 7 in the USA. With its partner VoiceStream, T-Mobile will be one of those top seven.


And that brings us to the second reason for our decision: VoiceStream is the right company.

VoiceStream is the quickest growing, national mobile service provider in the USA and grew by 18.5% in the first quarter of 2000. That puts VoiceStream above, in some cases far above, the most important competitors.




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VoiceStream's customers also bring in a particularly high level of turnover. The average monthly turnover is also considerably higher than the average for other providers - both in the US and Europe.

VoiceStream is not only successful in the field of telephone communications, but is also ideally positioned in the growth segment of mobile data, which is also underdeveloped in the USA compared to Europe.


VoiceStream can rightly claim to be a leader in this segment already. VoiceStream is the only provider that offers a 2-way Short Messaging Service
(SMS) in the USA. In the fourth quarter of 2000, VoiceStream will also offer services based on GPRS, which means mobile data communications of an ISDN standard.

The most important reason why VoiceStream is the ideal US partner for us in the mobile communications segment is the GSM technology, which guarantees complete technical compatibility with T-Mobile.

And that means we can offer our customers in Europe - just as VoiceStream can offer its customers in the US - seamless transatlantic mobile communications. The ever-increasing internationalization plus tourism provide additional demand for this service.

Above all, however, with an eye to the next stages of innovation in mobile communications, this is a compelling argument in efforts to acquire customers. We will be able to offer customers of the Deutsche Telekom Group's mobile telephony companies completely new services very quickly. And since other providers will not be able to do this in the same form, our mobile telephony companies will become even more attractive than the national competitors.

But this joint technology platform not only offers advantages for the customer. It will also create various synergy effects in technology and know-how transfer or purchasing, for example.


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Ladies and Gentlemen,

As I am sure you are aware, we have considerably expanded our international activities - particularly over the last two years. We have set up a dense network of subsidiaries and affiliates in Eastern and Central Europe. We are enjoying huge success in Austria with our max.mobil subsidiary. And, with last year's acquisition of One2One, we have entered the British mobile telephony market, which is another high-growth market.

It has always been our declared aim to make T-Mobile a pan-European mobile telephony company with a leading market position. We have made good progress towards that aim and we will continue to concentrate our efforts on expanding and optimizing our competitive position in Europe.

But it is a known fact that one shouldn't forget everything else when concentrating on one specific thing. And that's why T-Mobile, thanks to the partnership with VoiceStream, will now be turned from a European provider to the first and only truly global GSM provider. As the world leader on the GSM market, measured by the number of customers reachable by companies in which we hold a majority stake, we have a potential range of 375 million mobile telephony customers, whereas the next largest provider has a range of only around 300 million customers.

We will be sure to take advantage of our new size: both to the benefit of our customers -through the development of our company- and, I certainly hope, to the delight of our parent company. And with that I'd like to pass back to Dr. Sommer.

                                     * * * *

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Deutsche Telekom's and Voicestream's reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in these materials, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Deutsche Telekom AG and Voicestream Wireless Corporation Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Deutsche Telekom AG and Voicestream Wireless Corporation at the Commission's website at www.sec.gov or at the SEC's public reference room located at 450 Fifth Street, NW, Washington D.C. 20549 or at one of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. When available, the proxy statement/prospectus and the other documents may also be obtained from Deutsche Telekom by contacting Deutsche Telekom AG, Attention:
Petra Michalscheck, 140 Friedrich-Ebert-Allee, 53113 Bonn, Germany, and/or Voicestream Wireless Corporation by contacting Voicestream Wireless Corporation,
Attention: Ken Prussing, Executive Director, Investor Relations, 3650 131st Avenue SE, Bellvue WA 98006.

Voicestream Wireless Corporation, its directors, executive officers and certain other members of Voicestream management and employees may be soliciting proxies from Voicestream shareholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.


                                       18